Filed by Fiat Chrysler Automobiles N.V.
pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Fiat Chrysler Automobiles N.V.
(Commission File No.: 001-36675)

The following communication was distributed to certain suppliers of Fiat Chrysler Automobiles N.V. on October 31, 2019.

To Our Supplier Colleagues,

We are pleased to share that earlier today we announced that FCA and Groupe PSA plan to join forces to build a world leader for a new era in sustainable mobility.

We believe this combination offers the opportunity to add value across the board - for FCA, PSA and all our stakeholders. The combination, which would be structured as a 50/50 merger, would create the 4th largest global OEM with annual sales of nearly 9 million vehicles and the scale, capabilities and resources to capture successfully the opportunities and manage effectively the challenges of the new era in mobility.

The combination would unite the groups’ respective brand strengths across Luxury, Premium, Mainstream Passenger Car, SUV and Trucks & Light Commercial - making them stronger together. It is important to note the synergies of the proposed transaction are not based on plant closures; they will be derived principally from investment efficiencies from sharing vehicle platforms, powertrains, technologies and enhanced purchasing power. The extended portfolio would cover all market segments with iconic brands and strong products based on rationalized platforms and optimization of investments.

PSA is a like-minded partner of whom we have long standing mutual knowledge and respect. PSA also shares our vision for the future. Long before our merger discussions, both companies had been investing heavily in the development of transformative technologies that will define the next generation of sustainable mobility. Both companies have also established a range of specialist partnerships that have contributed to the development of our technologically advanced products and allowed us to push mass electrification across all brands. Our aligned strategies and highly compatible cultures lay the foundation for a new group that can effectively address the challenges of the new era in mobility.

I want to stress, we are only in the beginning stages and there is no certainty that discussions will result in a transaction, but if successful, the merged entity will be at the forefront of innovation, combining the companies’ extensive and growing capabilities in technologies, including electric powertrain, autonomous driving and digital connectivity. Teams at both companies are working to finalize discussions and reach a Memorandum of Understanding in the coming weeks.

In the meantime, nothing has changed and it is business as usual at FCA.

I know you have questions, but until we conclude our discussions we may not have all the answers. I will endeavor to keep you informed with updates in due course. Today’s announcement can be found on our website at www.fcagroup.com.

Sincerely,

[INSERT NAME]

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. These statements are based on the FCA’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, uncertainties as to whether the proposed business combination will be agreed or consummated or as to the timing thereof as well as the realization of the anticipated synergies therefrom, and many other risks and uncertainties, most of which are outside of the FCA’s control.

FCA and its affiliates, directors, advisors, employees and representatives, expressly disclaim any liability whatsoever for such forward-looking statements.

Forward-looking statements speak only as of the date they are made. FCA does not assume any obligation to update any public information or forward-looking statement in this communication to reflect new information, future events or circumstances or for any other reason after the date of this communication, except as may be required by applicable laws, and any opinion expressed in this communication is subject to change without notice. FCA shall not have any obligation to correct any inaccuracies therein or omissions therefrom which may become apparent.

This communication includes some information on specific transaction proposals that remain subject to discussions and certain approvals and other conditions.

IMPORTANT NOTICE
By reading the above, you further agree to be bound by the following limitations and qualifications:
This communication is for informational purposes only and is not intended to and does not constitute an offer or invitation to exchange or sell or solicitation of an offer to subscribe for or buy, or an invitation to exchange, purchase or subscribe for, any securities, any part of the business or assets described herein, or any other interests or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication should not be construed in any manner as a recommendation to any reader of this communication.
This communication is not a prospectus, product disclosure statement or other offering document for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14th 2017, as amended from time to time and as implemented in each member State of the European Economic Area and under French and Dutch law and regulation.
An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission (“SEC”). Shareholders of Fiat Chrysler Automobiles N.V. (“FCA”) and Peugeot S.A. who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You may obtain copies of all documents filed with the SEC regarding the proposed transaction, documents incorporated by reference, and FCA’s SEC filings at the SEC’s website at http://www.sec.gov. In addition, the effective registration statement will be made available for free to shareholders in the United States.